ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax


05005933

February 16, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SUPPL


RECD S.E.C.
FEB 16 2005
1086

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a notice of an ordinary shareholders' meeting, which was disseminated to EDC's shareholders on February 12, 2005.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896



La Electricidad de Caracas
y sus empresas filiales

una empresa 

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Ordinaria

Caracas, Venezuela (12 de febrero de 2005) C.A. La Electricidad de Caracas convoca a sus Accionistas a la realización de una Asamblea General Ordinaria a celebrarse el 04 de marzo de 2005, donde se tratarán los siguientes puntos:

1. Aprobación de los Estados Financieros Consolidados al cierre del año 2004.
2. Designación de los miembros principales, suplentes, consejero de la Junta Directiva para el período 2005-2006; así como también, los miembros del Comité de Directores Externos de la misma.
3. Aprobación del límite máximo de circulación de papeles comerciales.
4. Aprobación del monto y plazos máximos de bonos, obligaciones u otros valores regulados por la Ley de Mercado de Capitales.
5. Elección de los comisarios principales y suplentes para el período 2005-2006.
6. Propuesta sobre pago de dividendos.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.
Por favor cualquier pregunta adicional a este reporte, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com

82-4896


La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Directora:
Relaciones con Inversionistas
Tlf 0212 502-2950
edcinversionistas@aes.com

Ordinary Shareholder Meeting

Caracas, Venezuela (February 12, 2005) C.A. La Electricidad de Caracas invites its shareholders to an Ordinary General Shareholder Meeting to be held on March 04, 2005. This Assembly will consider:

1. Year end 2004 Results.
2. Elections of the primary and alternate members of the Board of Directors for the 2005-2006 period, as well as the members of the External Directors Committee, the Counselor, and commissioner for the same period.
3. Approval of a maximum limit of circulation of commercial papers.
4. Approval of the amount and tenor of bonds, obligations or other securities regulated by the capital market law.
5. Proposal for a dividend payment.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.
Por favor cualquier pregunta adicional a este reporte, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com